Aaron W. Menzi 212.536.4883 Fax: 212.536.3901 aaron.menzi@klgates.com

November 3, 2008

By EDGAR Transmission and by Courier

Kathryn Jacobson
Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orsus Xelent Technologies, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed April 1, 2008
File No. 001-33470

On behalf of Orsus Xelent Technologies, Inc. (“Orsus Xelent” or the “Company”), as counsel for the Company, we hereby submit Orsus Xelent’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 10, 2008, regarding the above referenced Form 10-K.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of New Oriental.

1. Liquidity and Source of Capital, Page 37.

Please refer to the fourth paragraph. Since your financial statements are presented under US GAAP, tell us and disclose why the increase was attributable to the timing difference between US GAAP and PRC GAAP.

Response to Comment No. 1:

In accordance with the tax laws and regulations of the People’s Republic of China’s (the “PRC”), the sales of the Company are subject to value added tax (“VAT”) upon the issuance of VAT invoices to customers. The Company follows the practice of reporting its revenue for VAT purposes when invoices are issued. Furthermore, the Company reports its revenue for PRC enterprise income tax (“EIT”) purposes when VAT invoices are issued instead of when goods are delivered. All unbilled revenue becomes taxable when invoices are issued.

Orsus Xelent Technologies, Inc.
November 3, 2008

However, such revenues are recognized under US GAAP in the financial statements once the goods are delivered and the distributor issues a “Goods Acceptance Acknowledgement” (discussed further in response to Comment No. 3). As a result, the difference between the recognition of revenue under US GAAP and revenue reporting practice under the PRC’s tax law and regulations results in time difference in determinations of the value of taxes.

2.	Item 9A(T) Internal Controls and Procedures, page 40.
(b) Changes in Internal Control over Financial Reporting, page 41.

We note your disclosure that “there were no significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to be materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.” Item 308(c) of Regulation S-K requires the disclosure of any change of your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting. Please revise to include the disclosure required by Item 308(c) of Regulation S-K.

Response to Comment No. 2:

The Company has prepared the attached amendment to the Form 10-K which includes the proper disclosure required by Item 308(c) of Regulation S-K.

3.	Summary of Significant Accounting Policies, page F-6.
Revenue Recognition, page F-6.

We note on page 5 that your products are manufactured by unaffiliated third parties and “delivered to a network of unaffiliated national sales distributors and dealers that, in turn, distribute the products to provincial sales distributors and dealers” that sell to retailers throughout the PRC. We also note on page 3 that CECM manufactures and resells your products to its distributors and dealers and XWSD is one of your major agents. Please tell us in detail how you are accounting for these transactions with your manufacturers and network of sales distributors and dealers. It is unclear to us whether you are the principle in these transactions and when the delivery of your products occurs for revenues recognition purposes. We also note that you are not “keeping inventories” per Note 6, Inventories, net, on page F-14.

Response to Comment No. 3:

The Company enters into contracts with both manufacturers and distributors as a principle in these transactions. The Company designs most of its mobile phones for its exclusive sale and distribution with the remainder developed in conjunction with outside design firms. The long-term partners and manufacturers employed to produce the Company’s cell phones and accessories are the same experienced OEM plants utilized by global brands such as Motorola, Nokia or Sony Ericsson.

Orsus Xelent Technologies, Inc.
November 3, 2008

The cost of sales represents the cost of goods and the expenses for delivery of the products. The cost of sales is accounted for in the Company’s financial statements after the inspection and acceptance of the goods from the supplier. The Company contacts a distributor upon receipt from the supplier and arranges for transportation of the goods to the distributor. The transportation companies date and issue a “Goods Storage Sheet” when the goods are picked up and a “Goods Shipping Notice” when the goods are delivered to the distributors.

The revenues represent the sales value that is specified in the sales contracts with the distributors. The revenues are recognized after the goods are delivered and the distributors issue a “Goods Acceptance Acknowledgement” in accordance with the sales contract under US GAAP.

4.	Summary of Significant Accounting Policies, page F-6.
Revenue Recognition, page F-6.

We note that net sales “represent the invoiced value of goods.” Please tell us and disclose what is meant by “invoiced value of goods,” including why revenue is appropriately recognized when it is “invoiced.” Also, tell us and disclose the circumstances in which product revenue is not recognized “when persuasive evidence of an arrangement exists, the delivery has occurred, the fee is fixed or determinable, and collectibility is probable.” Further, tell us how you are accounting for the returns under SFAS 48.

Response to Comment No. 4:

According to the rules of Chinese taxation, revenues represent the value of goods and the VAT (value added tax). The term “invoice” is commonly used in the PRC to describe official receipts issued to evidence receipt of goods and evidence of payment. Invoices are customarily issued to serve as a settlement certificate to indicate such amount has been paid by the recipient for the goods or services rendered, and invoices, once issued, serve as basis of tax declaration by the seller.

The revenues are accounted for and reflected in the financial statements upon the receipt of the “Goods Acceptance Acknowledgment” as discussed in the response to Comment No. 3, which is when the Company has received confirmation that delivery has occurred. This is in accordance with SFAS 48 provisions regarding revenue recognition because revenue is recognized when the required criteria have been met. The Company recognizes revenue at the time products are shipped to the customers and title is passed, provided that there is evidence of a final arrangement, there are no uncertainties surrounding acceptance, collectability of such sales is reasonably assured and the price is fixed. Revenues are comprised of gross sales less returns and discounts.

In the case of products returned by the buyer because of defects or malfunction (i.e.: menu design features cannot be accessed, basic phone features fail to function, or messaging cannot be used), technical engineers are assigned to conduct field testing and issue reports for the general manager’s reference. When the accounting department receives a “Storage Sheet with Returned Goods” from the logistics department, they will declare it with the local tax authority for the grant of “Special Sales Invoices on Returning Goods.” Once these two documents are received by the accounting department, it will adjust the records and journals accordingly to reduce the related amounts and reflect the returned goods.

Orsus Xelent Technologies, Inc.
November 3, 2008

5.	Segment information, page F-9.

Please tell us what is meant by “trading” of cellular phones. It is unclear to us whether “trading” is the same as “sales.” We also note your reference to “trading” in Note 3.

Response to Comment No. 5:

Both “trading” and “sales” are sources of revenues for the Company but are different in their processes and patterns.

Sales: The Company defines “sales” in the narrow sense to mean the “sales mode” or the “operational mode” that is different with “trading”. Through sales in the narrow sense, the Company designs the cell phone models, outsources the production of these models to manufacturers under the Company’s supervision, and ships the goods through logistic companies to distributors. The “sales” mode involves the entire production and distribution process and includes sourcing of raw materials, products manufacturing, finished products and distribution. Sales mode contributed 68.43% of the Company’s revenues for the fiscal year ended December 31, 2007.

Trading: “Trading” mode refers to the circumstance where the Company places a direct order with ready-made cell phones from a producer to meet a distributor’s need. The Company arranges for transportation of the goods to the distributor. The “trading” mode involves only the finished goods. Trading mode accounted for 31.57% of the Company’s revenues for the fiscal year ended December 31, 2007.

6.	Concentrations, page F-10.

We note your concentration of customers on page 34. Per page 16, we also note you sell directly to the Chinese government and its delay in the payment of your invoices could be a negative impact on your future operating results. Please tell us why your disclosures in Note 3 and MD&A do not include your sales to the Chinese government.

Response to Comment No. 6:

The Company had three major customers as demonstrated on page 34 for the fiscal year ended December 31, 2007. They were Beijing Xingwang Shidai Tech & Trading Co., Ltd., Tianjin Communication and Broadcasting Group Co., Ltd. and China Electronic Appliance Corporation.

The contact with the Chinese government was for products designated for the Government Law Enforcement Platform in connection with a bid with the Hebei Bureau of Commerce and Industry (HBCI). The Company delivered and received payment for 600 cell phone units in total, batch by batch, but these represented only some small pre-trial one-time orders that were directly placed by HBCI under the total purchase framework. Due to the recent restructuring of the telecommunications industry in 2007, the Company will not deliver the rest of the products under this arrangement directly to HBCI. Therefore our relationship with the government was not reflected in the financial statements and the Management Discussion and Analysis on Financial Reports.

Orsus Xelent Technologies, Inc.
November 3, 2008

As a result of the restructuring and reorganization among Chinese telecommunication carriers, China Telecom bought the franchised CDMA operation from China Unicom and the Company cannot proceed under its arrangement with HBCI until China Telecom initiates its new operational connection with Law Enforcement Platform and releases its new fee schedules.

7.	Inventories, Net.

Please tell us the nature of “indent trading” and how it impacts your accounting for inventories, cost of sales and revenues.

Response to Comment No. 7:

“Indent trading” refers to the sales pattern of custom-made products that does not involve existing inventory. The indent agent wins an order from a purchaser but does not have the necessary related raw materials or finished products on hand, so will try to buy the exact products from another supplier. When the goods are produced, the indent agent will deliver the tailored goods directly to its customer. In “indent trading,” neither goods nor raw materials are stored by this indent agent.

For example, after customer A placed an order with BOXT for 1,000 units of #ABC cell phones, BOXT would turn to one of its suppliers for 1,000 units of #ABC or to produce them to meet some given criteria. When the goods are ready for delivery, BOXT’s supplier would allow some one authorized by BOXT to pick up the products and ship them to BOXT’s distributors directly. At the point of delivery to the distributors, both cost of sales and revenues are recognized in the financial statements.

8.	Commitments and Contingencies, page F-17.
(c) Contingencies, page F-17.

We note that your VAT invoices not yet issued amounted to US$146.9 million, US$117.8 million and US$61.3 million as of June 30, 2008, December 31, 2007 and 2006, respectively. We also note that you made a “full provision on VAT and EIT including surcharge in the financial statements.” Please tell us in detail how the VAT invoices and provision on the VAT and EIT including surcharge are reflected in the financial statements. Include in your response each amount and the related financial statement line affected.

Orsus Xelent Technologies, Inc.
November 3, 2008

Response to Comment No. 8:

The discussion of the “full provision on VAT and EIT including surcharge in the financial statements” meant the Company recognized all taxes that were unpaid on revenues for which invoices had not been issued as of December 31, 2007 and consequently had not been recognized under the rules of Chinese taxation (as discussed in the response to Comment No. 4).

In connection with the preparation of the Company’s financial statements in accordance with US GAAP, the Company recognized the sales revenues in accordance with the criteria stipulated in SFAS 48 as mentioned previously in responses to the Staff’s comments. The Company has calculated the VAT and EIT payable by multiplying uninvoiced amounts by applicable tax rates. See line 24 of Condensed Consolidated Balance Sheets (Unaudited), accrued expenses: the unpaid and outstanding VAT is included in “other accrued liabilities” and the unpaid EIT is represented in “tax payable.” In addition, some notes were attached to the financial statements to present a more thorough discussion of these numbers.

9.	Exhibits 31.1 and 31.2.

Please revise the introductory language in paragraph 4 to include the appropriate reference to internal control over financial reporting and the related statement under paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Similarly revise your Form 10-Q in the quarterly period ended March 31, 2008 to provide the introductory language in paragraph 4.

Response to Comment No. 12:

The Company has prepared the attached amendments to its Form 10-K for the fiscal year ended December 31, 2007 and its Form 10-Q for the quarterly period ended March 31, 2008 reflecting the revised certifications as requested.

In connection with the comments of the Staff set forth in the Staff’s letter, please see the enclosed letter from the Company’s Chief Executive Officer which contains the three bullet pointed acknowledgments requested at the end of the Staff’s comment letter dated October 10, 2008.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Aaron Menzi at (212) 536-4883.

Sincerely,

/S/ Aaron W. Menzi
Aaron W. Menzi, Esq.
Enclosures
cc:	Wang Xin, Chief Executive Officer
Orsus Xelent Technologies, Inc.

ORSUS XELENT TECHNOLOGIES, INC.
12th Floor, Tower B, Chaowai MEN Office Building
26 Chaowai Street, Chaoyang District
Beijing, People’s Republic Of China 100020
Tel: 86-10-85653777

November 3, 2008

VIA EDGAR FILING

Kathryn Jacobson Staff Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Orsus Xelent Technologies, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed April 1, 2008
File No. 001-33456

Dear Ms. Jacobson,

I am the President and Chief Executive Officer of Orsus Xelent Technologies, Inc. (the “Company”), and on behalf of the Company and in connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 10, 2008, regarding the above referenced Form 10-K, I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if there is anything more you need in connection with this matter.

Yours sincerely,

/s/ Xin WANG

Xin WANG
President & Chief Executive Officer

cc:	Robert S. Matlin, Esq.
Aaron W. Menzi, Esq.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

FORM 10-K/A
(Amendment No. 1)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number: 001-33456

ORSUS XELENT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	20-1198142 (I.R.S. Employer Identification No.)

12th Floor, Tower B, Chaowai MEN Office Building
26 Chaowai Street, Chaoyang Disc.
Beijing, People’s Republic Of China 100020
(Address of principal executive offices, including zip code)

86-10-85653777
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001 per share

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes [ ] No [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.  Yes [ ] No [ X ]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [ X ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

1

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [ ]	Smaller reporting company [ X ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [ X ]

As of June 29, 2007, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $50,170,400 based on the closing price as reported on the American Stock Exchange.

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at March 31, 2008
Common Stock, $.001 par value per share	29,756,000 shares

2

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A hereby amends the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which the registrant filed with the Securities and Exchange Commission on April 3, 2008. This amendment is being filed in order to revise the disclosure of changes in internal controls over financial reporting as of July 31, 2008 to include the include the disclosure required by Item 308T(b) of Regulation S-K and to correct Exhibits 31.1 and 31.2 to the Form 10-K which inadvertently omitted certain required language. This Amendment No. 1 revises only clause (b) of Item 9A(T) of Part II and the language of the two Exhibits and does not reflect events occurring after the filing of the Form 10-K or modify or update any disclosures that may have been affected by subsequent events. Accordingly, all other information is unchanged and reflects the disclosures made at the time of the filing of the Form 10-K (which speaks as of the date thereof), and this Amendment should be read in conjunction with such Form 10-K and the registrant’s filings made with the Securities and Commission subsequent to the date of such Form 10-K.

PART II

Item 9A(T). Controls and Procedures.

Internal Control Over Financial Reporting

(b) Changes in Internal Control Over Financial Reporting.

During our fiscal year 2007, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(b)	Exhibits.

The following exhibits, which are numbered in accordance with Item 601 of Regulation S-K, are filed herewith:

Exhibit Number	Exhibit Description

31.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

3

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORSUS XELENT TECHNOLOGIES, INC.

By: /S/ Wang Xin
Wang Xin
Chief Executive Officer

DATED: November __, 2008

4

Index to Exhibits

Exhibit Number	Exhibit Description

31.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

5

Exhibit 31.1

CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER

I, Wang Xin, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K of Orsus Xelent Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November __, 2008
/s/ Wang Xin
Wang Xin
Chief Executive Officer

6

Exhibit 31.2

CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER

I, Zhao Hongwei, certify that:

1. I have reviewed this Annual Report on Form 10-K of Orsus Xelent Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November __, 2008
/s/ Zhao Hongwei
Zhao Hongwei
Chief Financial Officer

7

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

FORM 10-Q/A
(Amendment No. 1)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number: 001-33456

ORSUS XELENT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	20-1198142 (I.R.S. Employer Identification No.)

12th Floor, Tower B, Chaowai MEN Office Building
26 Chaowai Street, Chaoyang Disc.
Beijing, People’s Republic Of China 100020
(Address of principal executive offices, including zip code)

86-10-85653777
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ X ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12-b2 of the Exchange Act).

Yes [ ] No [ X ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12-b2 of the Exchange Act).

Yes [ ] No [ X ]

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at May 14, 2008
Common Stock, $.001 par value per share	29,756,000 shares

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A hereby amends the registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, which the registrant filed with the Securities and Exchange Commission on May 15, 2008. This amendment is being filed in order to correct Exhibits 31.1 and 31.2 to the Form 10-Q which inadvertently omitted certain required language. Other than the addition of such language to these two Exhibits, no other portion of the Form 10-Q for the fiscal quarter ended March 31, 2008 is amended hereby. No modification or update is otherwise being made to any other disclosure or exhibits to such Form 10-Q. Accordingly, this Amendment should be read in conjunction with such Form 10-Q and the registrant’s filings made with the Securities and Commission subsequent to the date of such Form 10-Q.

PART II - OTHER INFORMATION

Item 6.  Exhibits.

The following exhibits, which are numbered in accordance with Item 601 of Regulation S-K, are filed herewith:

Exhibit Number	Exhibit Description

31.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002 *

31.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ORSUS XELENT TECHNOLOGIES, INC.

By: /s/ Wang Xin
Wang Xin
Chief Executive Officer

DATED: November __, 2008

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description

31.1	Certification of Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

CERTIFICATION BY PRINCIPAL EXECUTIVE OFFICER

I, Wang Xin, certify that:

1. I have reviewed this Amendment No. 1 to the Quarterly Report on Form 10-Q of Orsus Xelent Technologies, Inc. for the period ended March 31, 2008;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparations of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November __, 2008
By:	/s/ Wang Xin
Wang Xin
Chief Executive Officer

Exhibit 31.2

CERTIFICATION BY PRINCIPAL FINANCIAL OFFICER

I, Zhao Hongwei, certify that:

1. I have reviewed this Amendment No. 1 to the Quarterly Report on Form 10-Q of Orsus Xelent Technologies, Inc. for the period ended March 31, 2008;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparations of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November __, 2008
By:	/s/ Zhao Hongwei
Zhao Hongwei
Chief Financial Officer